SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               September 16, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X   Form 40-F
                                   ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ----     ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ----     ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ----     ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CORUS GROUP plc



Date: September 16, 2004                    By   Theresa Robinson
     --------------------                        ----------------

                                            Name: Mrs T Robinson
                                            Group Secretariat Co-ordinator

          16th September 2004


Corus Group plc  -  Board Appointments and Retiral

The Board is pleased to announce the appointment of two new Directors.

Jacques Schraven (62) will join the Board as Non-Executive Deputy Chairman with effect from 1st December. He is currently the President of the Confederation of Netherlands Industry and Employers (VNO-NCW), a position from which he will retire when his successor is appointed in the next several months. Mr Schraven currently sits on the Supervisory Boards of NUON NV, one of the largest electricity distributors in Holland, and Fortis OBAM, an investment trust company. Earlier in his career Jacques served as President of Shell Nederland and held a number of executive posts throughout the Royal Dutch/Shell Group.

Rauke Henstra (58) will join the Board as an Executive Director with effect from 1st October. Rauke joined Koninklijke Hoogovens in 1973 and has held a number of technical and operational positions throughout the Group. He is a member of the Executive Committee and will retain his executive responsibilities for the Strip Products Division.


Richard Turner, a Non-Executive Member of the Board since the formation of Corus in 1999 and formerly of British Steel since January 1994, will be retiring with effect from 31st December.

          Ends.